June 21, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara and Alan Campbell

Re: Responses to the Securities and Exchange Commission

Staff Comment dated June 12, 2024, regarding

Flora Growth Corp.'s

Preliminary Proxy Statement on Schedule 14A

Filed May 31, 2024

File No. 001-40397

Dear Sirs:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the June 12, 2024 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement") of Flora Growth Corp. (the "Company" or "our") filed on May 31, 2024 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Preliminary Proxy Statement (the "Amended Preliminary Proxy Statement"), responding to the Staff's comments.

For your convenience, the Staff's comments are included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Preliminary Proxy Statement.

Our response is as follows:

Preliminary Proxy Statement on Schedule 14A

Proposal No. 5 - Approval of Share Issuance Proposal

Background and Reasons for the Acquisition, page 72

Staff Comment No. 1.

Please revise your disclosure throughout this section to provide greater detail as to the background of the acquisition, including the material issues discussed and key negotiated terms at each meeting. We note your disclosure that "[o]ver the next week negotiations continued and reached a mutually agreed upon level between the management of Flora and TruHC" does not provide specificity in this regard. The disclosure should provide stockholders with an understanding of how, when, and why the material terms of your proposed acquisition evolved. In your revised disclosure, please ensure that you address the following:

• the material terms for any proposals and subsequent proposals and counter offers;

• negotiation of any documents and the parties involved; and

• valuations.

For guidance, please refer to Item 14(b)(7) of Schedule 14A and Items 1005(b) and 1011(a) of Regulation M-A.

Company's Response:

In response to the Staff's comment, the Company has revised the disclosure on page 73 of the Amended Preliminary Proxy Statement.

Staff Comment No. 2.

We note your disclosure that "TruHC was selected as the top candidate to pursue an acquisition transaction in Germany." Please expand your disclosure to discuss how many companies were considered and the reasons why TruHC was selected as the top candidate.

Company's Response:

In response to the Staff's comment, the Company has expanded the disclosure on page 73 of the Amended Preliminary Proxy Statement.

Staff Comment No. 3.

To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For example only, please identify TruHC's management, the Company's executive management team and the Company's advisors.

Company's Response:

In response to the Staff's comment, the Company has added disclosure on page 73 of the Amended Preliminary Proxy Statement.

Staff Comment No. 4.

Please disclose whether you retained a financial advisor. To the extent that you did not retain a financial advisor, please explain why.

Company's Response:

In response to the Staff's comment, the Company has added disclosure on page 73 of the Amended Preliminary Proxy Statement.

Interests of TruHC's Officers and its Managers in the Acquisition

Employment Agreements, page 76

Staff Comment No. 5.

We note your disclosure that no consideration was received by TruHC in connection with consummation of the Acquisition. We also note your disclosure on page 113 regarding the consideration received by TruHC in the acquisition. Please revise or otherwise advise.

Company's Response:

In response to the Staff's comment, the Company notes that the reference on page 76 is to "TruHC" and the reference on page 113 is to "TruHC Holding." Pursuant to the Stock Purchase Agreement, Flora issued Common Shares, and will issue additional Common Shares upon shareholder approval, to TruHC Holding. Accordingly, TruHC will not be receiving consideration in connection with the consummation of the Acquisition.

General

Staff Comment No. 6.

Please include a summary term sheet. Refer to Item 14(b)(1) of Schedule 14A and corresponding Item 1001 of Regulation M-A.

Company's Response:

In response to the Staff's comment, the Company has included a summary term sheet on page 1 of the Amended Preliminary Proxy Statement.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at Dany.Vaiman@floragrowth.com, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely,
Flora Growth Corp.

/s/ Dany Vaiman
Dany Vaiman, CFO

cc:    Richard Raymer, Dorsey & Whitney LLP